FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                        For the month of September, 1996



                              RADICA GAMES LIMITED
                 (Translation of registrant's name into English)

            Suite R, 6/F., 2-12 Au Pui Wan Street, Fo Tan, Hong Kong
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F

         Form 20-F         X                         Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                                         No            X

     If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     Contents:

               1. Quarterly Report
               2. Press Release dated September 9, 1996

     This Report on Form 6-K shall be deemed to be incorporated by reference into the Registrant's Registration Statement on Form S-8 (no. 33-86960).

                               QUARTERLY REPORT *


For the quarterly period ending July 31, 1996

Commission File Number 0-23696



                              RADICA GAMES LIMITED
               (Exact name of registrant as specified in charter)


         Bermuda                                            N/A
(Country of Incorporation)                 (I.R.S. Employer Identification No.)


            Suite R, 6/F., 2-12 Au Pui Wan Street, Fo Tan, Hong Kong
                    (Address of principal executive offices)
           Registrant's telephone number, including area code: (852) 2693 2238



     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes x No ____


     Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

             Class                            Outstanding at September 9, 1996
_______________________________________       ________________________________
Common Stock, par value $0.01 per share                20,680,000




- ----------
* As a foreign private issuer, the registrant is not required to file reports on Form 10-Q. It intends to make voluntary quarterly reports to its stockholders which generally follow the Form 10-Q format. Such reports, of which this is one, are furnished to the Commission pursuant to Form 6-K.

                         PART I -- FINANCIAL INFORMATION
                         -------------------------------



Item 1. Financial Statements
- ----------------------------


                              RADICA GAMES LIMITED

                                    FORM 6-K

          The accompanying consolidated financial statements have been prepared by the Company, without audit, and reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the interim periods. The statements have been prepared in accordance with the regulations of the Securities and Exchange Commission (the "SEC"), but omit certain information and footnote disclosures necessary to present the statements in accordance with accounting principles generally accepted in the United States of America.

          These financial statements should be read in conjunction with the financial statements, accounting policies and notes included in the Form 20F for the year ended October 31, 1995 as filed with the Securities and Exchange Commission. Management believes that the disclosures are adequate to make the information presented herein not misleading.

                                               RADICA GAMES LIMITED
                                       CONSOLIDATED STATEMENTS OF OPERATIONS

(US Dollars in thousands,                       THREE MONTHS ENDED                     NINE MONTHS ENDED
 except per share data)                             JUL. 31,                              JUL. 31,
                                          -----------------------------          ----------------------------
                                             1996               1995                1996              1995
                                          ----------         ----------          ----------        ----------
                                          (unaudited)       (unaudited)         (unaudited)       (unaudited)
REVENUES:                                   $                 $                   $                 $
Net sales                                     11,989            12,662              24,959            37,504
Cost of sales                                 (8,836)           (9,401)            (18,747)          (23,338)
                                           ----------        ----------          ----------        ----------
Gross profit                                   3,153             3,261               6,212            14,166
                                           ----------        ----------          ----------        ----------

OPERATING EXPENSES:
Selling, general and
administrative expenses                       (2,135)           (5,123)             (6,646)          (15,070)
Research and development                        (477)             (595)             (1,280)           (1,716)
                                           ----------        ----------          ----------        ----------
Total operating expenses                      (2,612)           (5,718)             (7,926)          (16,786)
                                           ----------        ----------          ----------        ----------

OPERATING INCOME/(LOSS) FROM
  CONTINUING OPERATIONS                          541            (2,457)             (1,714)           (2,620)

NET INTEREST INCOME/(EXPENSE)                     23              (129)               (124)             (404)
                                           ----------        ----------          ----------        ----------

INCOME/(LOSS) FROM CONTINUING
  OPERATIONS BEFORE INCOME TAXES
  AND UNUSUAL ITEM                               564            (2,586)             (1,838)           (3,024)

UNUSUAL ITEM (Note 3)                              -                 -                 709                 -
                                           ----------        ----------          ----------        ----------

INCOME/(LOSS) FROM CONTINUING
  OPERATIONS BEFORE INCOME
  TAXES                                          564            (2,586)             (1,129)           (3,024)

INCOME TAXES (Note 7)                            104               713                  91             1,035
                                           ----------        ----------          ----------        ----------

INCOME/(LOSS) FROM CONTINUING
  OPERATIONS AFTER INCOME
  TAXES                                          668            (1,873)             (1,038)           (1,989)
                                           ----------        ----------          ----------        ----------

DISCONTINUED OPERATIONS: (Note 8)
  LOSS FROM OPERATION OF PUB POKER
  BUSINESS                                       (38)              (34)               (256)             (142)

  PROVISION FOR ESTIMATED
  LOSSES DURING PHASE-OUT
  PERIOD                                      (1,456)                 -             (1,456)                 -
                                           ----------        ----------          ----------        ----------
NET LOSS                                        (826)           (1,907)             (2,750)           (2,131)
                                           ==========        ==========          ==========        ==========

EARNINGS/(LOSS) PER SHARE FROM
  CONTINUING OPERATIONS                         0.03             (0.08)              (0.05)            (0.09)

NET LOSS PER SHARE                             (0.04)            (0.08)              (0.13)            (0.09)

AVERAGE NUMBER OF
  SHARES OUTSTANDING                       20,680,000        22,780,000          21,691,679        22,780,000
                                           ==========        ==========          ==========        ==========

     See accompanying notes to the consolidated financial statements.

                              RADICA GAMES LIMITED
                           CONSOLIDATED BALANCE SHEETS


ASSETS
(US Dollars in thousands except share data)      JUL. 31,             OCT. 31,
                                              ---------------------------------
                                                   1996                1995
                                              -------------       -------------
                                               (unaudited)
                                                 $                    $
Cash and cash equivalents                         5,004                7,757
Short-term investments (Note 4)                      76                3,228
Accounts receivable, net of allowances
  for doubtful accounts of $553 and
  $1,572 in 1996 and 1995 and estimated
  customer returns of $285 and $1,790 in
  1996 and                                        7,637               10,242
Inventories, net of provision of $11,472
  in 1996 and $11,873 in 1995 (Note 5)           13,663               16,472
Prepaid expenses and other current assets           549                  531
Income taxes receivable                            --                  1,306
                                                 ------               ------
                                                 26,929               39,536

                                                 13,277               14,468

                                                     29                   29

                                                   --                     21
                                                 ------               ------
                                                 40,235               54,054
                                                 ======               ======


Short-term borrowings (Note 9)                     5,289               13,970
Current portion of long-term debt (Note 10)          235                  371
Accounts payable                                   3,978                3,006
Accrued payroll and employee benefits                165                  241
Accrued expenses                                   2,977                6,070
Income taxes payable/receivable                       17                 --
                                                 -------              -------
                                                  12,661               23,658
                                                 -------              -------
                                                       5                   99
                                                 -------              -------

Common stock
  par value $0.01 each, 100,000,000 shares
  authorized, 20,680,000 shares outstanding          207                  228
Additional paid-in capital                        28,371               28,328
Retained (deficit)/earnings                       (1,030)               1,720
Cumulative translation adjustment                     21                   21
                                                 -------              -------
                                                  27,569               30,297
                                                  40,235               54,054
                                                 =======              =======

     See accompanying notes to the consolidated financial statements.

                              RADICA GAMES LIMITED
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

(US Dollars in thousands)                            NINE MONTHS ENDED
                                                          JUL. 31,
                                              ---------------------------------
                                                   1996                1995
                                              -------------       -------------
                                               (unaudited)         (unaudited)
                                                $                    $
Cash flow from operating activities:
Net loss                                         (2,750)              (2,131)
Adjustments to reconcile net loss to net
 cash provided by operating activities:
     Deferred income taxes                         --                      7
     Depreciation and amortization                1,193                1,077
     (Gain)/Loss on disposal of property,
     plant and equipment                           (709)                  74
     Write off of fixed assets                      563                 --
     Others                                        --                    366
     Provision for compensation expense
     related to stock options                        22                 --
   Changes in assets and liabilities:
     Accounts receivable                          2,605               16,681
     Inventories                                  2,809               (1,764)
     Prepaid expenses and other current assets      (18)                 840
     Accounts payable                               972               (7,341)
     Accrued payroll and employee benefits          (76)                (100)
     Accrued expenses                            (3,093)              (1,361)
     Income taxes receivable/payable              1,323               (3,421)

Total adjustments                                 5,591                5,058

Net cash provided by operating activities         2,841                2,927

Cash flow from investing activities:
Purchase of property, plant and equipment          (764)              (5,453)
Decrease/(Increase) in other assets                --                     98
Proceeds from the sales of short-term
  investments                                     3,152                  (14)
Proceeds from sale of property, plant
  and equipment                                     929                 --

Net cash provided by/(used in)
  investing activities                            3,317               (5,369)


                                                                     (continued)

                              RADICA GAMES LIMITED
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

(US Dollars in thousands)                            NINE MONTHS ENDED
                                                          JUL. 31,
                                              ---------------------------------
                                                   1996                1995
                                              -------------       -------------
                                               (unaudited)         (unaudited)
                                                $                    $
(Continued from previous page)

Cash flow from financing activities:
(Decrease)/Increase in short-term borrowings     (8,681)               3,318
Repayment of long-term debt                        (230)                (150)
Funds from sale and leaseback
  arrangements                                     --                    488
Repayment of note payable                          --                 (3,000)
                                                 ------               ------

Net cash used in financing activities            (8,911)                 656
                                                 ------               ------

Net decrease in cash and cash equivalents        (2,753)              (1,786)

Cash and cash equivalents:
  Beginning of period                             7,757               11,038
                                                 ------               ------

  End of period                                   5,004                9,252
                                                 ======               ======

Supplementary disclosures of cash flow
  information:
Cash paid during the period for:
  Interest                                          325                  979
  Income taxes                                       66                2,379

Cash received during the period for:
  Income taxes                                   (1,480)                 --


     See accompanying notes to the consolidated financial statements.

                              RADICA GAMES LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                            (US dollars in thousands)

1.   BASIS OF CONSOLIDATION AND PREPARATION OF FINANCIAL STATEMENTS

     The consolidated financial statements include the accounts of the Company and all subsidiaries. All significant intra-group transactions and balances have been eliminated on consolidation.

     The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and are presented in U.S. dollars as the Company's sales are predominantly denominated in U.S. dollars.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Cash and cash equivalents -- Cash and cash equivalents include cash on hand, cash accounts, interest-bearing savings accounts, and time certificates of deposit with a maturity at purchase date of three months or less.

     Inventories -- Inventories are stated at the lower of cost, determined by the weighted average method, or market.

     Depreciation and amortization of property, plant and equipment -- Depreciation is provided on the straight line method at rates based upon the estimated useful lives of the property, generally not more than seven years except for leasehold land and buildings which are 50 years, the term of the lease. Costs of leasehold improvements and leased assets are amortized over the life of the related asset or the term of the lease, whichever is shorter.

     Mold costs -- The Company expenses all mold costs in the year of purchase or for internally produced molds, in the year of construction.

     Revenue recognition -- Revenues are recognized as sales when merchandise is shipped. The Company permits the return of damaged or defective products and accepts limited amounts of product returns in certain other instances. Accordingly, the Company provides allowances for the estimated amounts of these returns at the time of revenue recognition, based on historical experience adjusted for known trends.

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Short-term investments -- During 1995, the Company adopted the provisions of Statement of Financial Accounting Standards No. 115 ("SFAS 115"), "Accounting for Certain Investments in Debt and Equity Securities". In accordance with SFAS 115, investment securities are classified as "trading", "held-to-maturity", or "available-for-sale". Debt and equity securities that will be held for resale in anticipation of short-term market movements are classified as trading securities and are stated at fair value, with unrealized holding gains and losses included in earnings. Debt securities are classified as held-to-maturity securities when the company has the positive intent and ability to hold the securities until their maturity. Held-to-maturity securities are stated at their amortized cost. Debt securities not classified as trading or held-to-maturity are classified as available-for-sale. Available-for-sale securities are stated at fair value, with unrealized gains and losses, net of tax, reported as a separate component of shareholders equity. Management determines the appropriate classification of securities at the time of purchase and re-evaluates such classification as of each balance sheet date.

     Income taxes -- Certain items are treated differently for financial reporting purposes than for income tax purposes. Pursuant to the provision of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," deferred income taxes are provided, under the liability method, in recognition of these temporary differences, using the tax rates expected to be in effect when the related temporary differences reverse.

     Foreign currency translation -- Assets and liabilities of foreign operations are translated using year-end exchange rates. Revenues and expenses of foreign operations are translated using average monthly exchange rates. The impact of exchange rate changes is shown as "Cumulative Translation Adjustment" in shareholders' equity. Net losses from foreign exchange transactions of $100 in the quarter ended July 31, 1996 and $77 in the quarter ended July 31, 1995 are included in selling, general and administrative expenses.

     Post-retirement and post-employment benefits -- The Company does not provide post-retirement benefits to employees and post-employment benefits are immaterial.

     Warranty -- Future warranty costs are provided for at the time of revenue recognition based on management's estimate by reference to historical experience adjusted for known trends.

3.   UNUSUAL ITEM

     During the second quarter of 1996, a gain of $709 was made from the sale of a property in Hong Kong.

4.   SHORT-TERM INVESTMENTS

     At October 31, 1995, the Company had an investment in a money market fund of $3,000 which was subsequently sold in December 1995.

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

5.   INVENTORIES

     Inventories by major categories are summarized as follows:

                                                July 31,           October 31,
                                                --------           -----------
                                                  1996                 1995
                                                -------              -------
                                               (unaudited)
         Raw materials                           $ 2,612              $ 4,036
         Work in progress                          3,587                2,576
         Finished goods                            7,464                9,860
                                                 -------              -------
                                                 $13,663              $16,472
                                                 =======              =======

6.   PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consists of the following:

                                                July 31,           October 31,
                                                --------           -----------
                                                  1996                 1995
                                                --------             --------
                                               (unaudited)
         Land and buildings                      $ 9,883              $ 9,628
         Plant and machinery                       2,972                2,958
         Furniture and equipment                   2,898                2,849
         Leasehold improvements                    1,180                1,130
         Pub Poker Units                            --                    476
                                                 -------              -------
           Total                                 $16,933              $17,041
         Less: Accumulated depreciation and
               amortization                       (3,656)              (2,573)
                                                 -------              -------
           Total                                 $13,277              $14,468
                                                 =======              =======


     Additions, disposals and depreciation and amortization of property, plant and equipment for the periods shown are as follows:

                                                  Nine
                                                 Months               Year
                                                 Ended                Ended
                                                July 31,             October
                                                  1996               31, 1995
                                               -----------          ---------
                                               (unaudited)
         Additions                               $   764              $ 6,399
         Disposals -- net book value                 220                  642
         Write off of fixed assets                   563                1,478
         Depreciation and amortization             1,172                1,542

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

6.   PROPERTY, PLANT AND EQUIPMENT (Continued)

     Included in property, plant and equipment are assets acquired under capital leases with the following net book values:

                                                Nine Months            Year
                                                  Ended                Ended
                                                 July 31,            October 31,
                                                  1996                 1995
                                                 ------               ------
                                               (unaudited)
         At cost:
         Plant and machinery                     $   968              $   968
         Less: accumulated depreciation             (301)                (156)
                                                 -------              -------
                                                 $   667              $   812
                                                 =======              =======

     Amortization of capital lease assets, which is included in depreciation and amortization expenses in the accompanying statements of income, was $145 for the period ended July 31, 1996 and $136 for the year ended October 31, 1995.

7.   INCOME TAXES

     The components of loss from continuing operations before income taxes are as follows:

                                                    Nine                Nine
                                                   Months              Months
                                                   Ended                Ended
                                                  July 31,             July 31,
                                                    1996                1995
                                                 --------             --------
                                                (unaudited)          (unaudited)
         United States                           $(1,418)             $(2,846)
         Foreign subsidiaries operating in:
           People's Republic of China                374                 (255)
           Hong Kong                                 (85)                  77
                                                 -------              -------
                                                 $(1,129)             $(3,024)
                                                 =======              =======


     In accordance with the Hong Kong Inland Revenue Departmental Interpretation and Practice Note No. 21, manufacturing operations carried out in the People's Republic of China ("PRC") by Hong Kong companies under a processing arrangement have been apportioned 50% of their income as not subject to Hong Kong income tax.

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

7.   INCOME TAXES (Continued)

     As the Company's PRC subsidiary is a sino-foreign joint venture enterprise, it is eligible for certain tax holidays and concessions. The PRC subsidiary incurred a loss during the 1995 period. In addition, under the existing processing arrangement and in accordance with the current tax regulations in the PRC, manufacturing income generated in the PRC is not subject to PRC income taxes.

     The credit/(provision) for income taxes consists of the following:

                                                   Nine                Nine
                                                  Months              Months
                                                  Ended                Ended
                                                 July 31,             July 31,
                                                   1996                1995
                                                --------             --------
                                               (unaudited)          (unaudited)
         Hong Kong
           Current                               $   104              $   (18)
           Deferred                                 --                     (7)
                                                 -------              -------
                                                 $   104              $   (25)
                                                 -------              -------
         United States
           Federal income taxes                  $   (13)             $   998
           State income taxes                       --                     62
           Deferred                                 --                   --
                                                 -------              -------
                                                 $   (13)             $ 1,060
                                                 -------              -------
                                                 $    91              $ 1,035
                                                 =======              =======

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

7.   INCOME TAXES (Continued)

     A reconciliation between the credit for income taxes computed by applying the statutory tax rates in the United States for 1996 and 1995 to loss before income taxes and the actual (provision)/credit for income taxes is as follows:

                                                   Nine                Nine
                                                  Months              Months
                                                  Ended                Ended
                                                 July 31,             July 31,
                                                   1996                1995
                                                --------             --------
                                               (unaudited)          (unaudited)
         US Statutory Rate                           34%                  34%

         Credit for income taxes at statutory
           rate on loss for the period           $   384              $ 1,028
         State income taxes                         --                     62
         International rate differences               15                   13
         Accounting losses for which deferred
           income tax cannot be recognised          (326)                 (87)
         Other                                        18                   19
                                                 -------              -------
         Income tax credit                       $    91              $ 1,035
                                                 =======              =======

     Deferred income taxes reflect the net tax effect of temporary differences between the amounts of assets and liabilities for income tax purposes compared with the respective amounts for financial statement purposes. At July 31, 1996 and October 31, 1995 deferred income taxes comprised:

                                                July 31,           October 31,
                                                  1996                1995
                                                ------               ------
                                              (unaudited)
         Deferred tax assets (liabilities):
         Excess of tax over financial
           reporting depreciation                $   (79)             $   (79)
         Tax losses                                1,853                 --
         Bad debt allowance                          203                  517
         Advertising allowances                     --                    123
         Inventory obsolescence reserve            2,930                4,066
         Other                                       851                  955
                                                 -------              -------
                                                 $ 5,758              $ 5,582
         Valuation allowance                      (5,729)              (5,553)
                                                 -------              -------
                                                 $    29              $    29
                                                 =======              =======

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

8.   DISCONTINUED OPERATIONS

     On July 31, 1996 the Company adopted a plan to discontinue its Pub Poker operations. All products and raw materials relating to Pub Poker will be disposed of by October 31, 1996 either by means of sale at discounted prices or by scrapping. The loss from Pub Poker operations has been accounted for as discontinued operations and the prior year financial statement has been restated to reflect the discontinued operations. As at July 31, 1996 the following assets which have been provided for and form a part of the loss from cessation of business are the only remaining current and fixed assets:

         Raw materials                           $1,040
         Finished Goods                             379
         "Pub Runner" computer software               7
         Other                                       30
                                                 ------
                                                 $1,456
                                                 ======

     In 1995 and 1994, the Pub Poker business produced operating losses of $233 and $20 respectively. Revenues from Pub Poker for the nine months ended July 31, 1996 and the years ended October 31, 1995 and October 31, 1994 were $14, $0 and $0 respectively.

9.   SHORT-TERM BORROWINGS

     These include borrowings in the form of trade acceptances, and overdrafts with various banks.
                                                    July 31,      October 31,
                                                      1996           1995
                                                    --------       --------
                                                  (unaudited)
         Credit facilities available at
           end of period                            $  7,633       $ 22,394
         Utilized at end of period                  $  5,288       $ 13,970
         Weighted average interest rate on
           borrowings at end of period                 7.97%          8.74%


     Interest rates are generally based on the banks' prime rate.

10.  LONG-TERM DEBT

                                                    July 31,      October 31,
                                                      1996           1995
                                                    --------       --------
                                                  (unaudited)
         Long-term debt consists of:
         Capital lease obligations
           (interest at 13.35% to 13.80%)           $    240       $    470
         Current portion of long-term debt              (235)          (371)
                                                    --------       --------
         Long-term debt, less current portion       $      5       $     99
                                                    ========       ========

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

11.  STOCK OPTIONS

     The Company's 1994 Stock Option Plan (the "Stock Option Plan") provides for options to be granted for the purchase of an aggregate of 1,600,000 shares of common stock at per share prices not less than 100% of the fair market value at the date of grant as determined by the Compensation Committee of the Board of Directors. Options under this plan are generally exercisable ratably over five years from the date of grant unless otherwise provided.

     In January 1996, due to the reduced market price of Radica Games common stock, the company offered active employees holding outstanding options the opportunity to exchange them for stock options at an exercisable price equal to the fair market value at that time. As a result of the offer, holders of 916,000 options at an exercise price of $ 8.50 returned their options for cancellation and 916,000 options at an exercise price of $1.375 were granted in exchange. In the third quarter of 1996, 4,000 options and 1,000 options at an exercise price of $1.375 were canceled and vested respectively.

     At July 31, 1996, 991,000 options granted under the Stock Option Plan, exercisable at a price of $1.375, 15,000 options, exercisable at a price of $1.50, 34,000 options, exercisable at a price of $8.50, 15,000 options, exercisable at a price of $3.66, 90,000 options, exercisable at a price of $11.00 and 75,200 options, exercisable at a price of $0.567 granted under an employment agreement, are outstanding.

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

12.  OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK AND MAJOR
     CUSTOMERS

     Accounts receivable of the Company are subject to a concentration of credit risk with customers in the retail sector. This risk is limited due to the large number of customers composing the Company's customer base and their geographic dispersion, though the Company has two customers which accounted for more than twenty and twenty-three percent of net sales in the nine months ended July 31, 1996 and had three customers which accounted for more than nineteen, thirteen and eleven percent of net sales in fiscal 1995. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers.

13.  ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of the Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments." The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies. The estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

     The carrying amounts of cash and short-term investments, accounts receivable, accounts payable and a note payable are reasonable estimates of their fair value.

     At July 31, 1996, the Company has letters of credit outstanding totaling $775 which guarantee various trade activities. The contract amount of the letters of credit is a reasonable estimate of the fair value since the value for each is fixed over the life of the commitment.

14.  RETIREMENT PLAN

     The Company has defined contribution retirement plans covering substantially all employees in Hong Kong. Under these plans, eligible employees may contribute amounts through payroll deductions which are not more than 5% of individual salary, supplemented by employer contributions ranging from 5% to 10% of individual salary depending on the years of service. The expenses related to these plans were $39 and $83 for the nine months ended July 31, 1996 and fiscal 1995 respectively.

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

15.  LITIGATION

     Ten purported class actions filed in various United States District Courts against the Company, various of its officers and directors, and the managing underwriters of the Company's initial public offering have been consolidated in the United States District Court for the District of Nevada under the caption In re Radica Games Limited Securities Litigation, Master File No. CV-S-94-00653-DAE (LRL). Plaintiffs filed a consolidated complaint on November 4, 1994 that superseded all the complaints in the individual actions.

     The named plaintiffs originally sought to represent a class consisting of purchasers of the Company's common stock in the initial public offering or in the open market from May 13 through July 22, 1994 and sought unquantified monetary damages and other relief against the defendants for alleged violations of Sections 11, 12(2), and 15 of the Securities Act of 1933, Sections 10b (and Rule 10b-5 thereunder), 20(a), and 20A(a) of the Securities Exchange Act of 1934, Sections 90.570, 90.660 and 90.660.4 of the Nevada Revised Statutes, and the common law of Nevada relating to the Company's registration statement and other public disclosures. As a consequence of an Order of the Court granting in part defendants' motion to dismiss the complaint and a stipulation of the parties, all of plaintiff's claims other than those arising under the Securities Act of 1993, and limited to certain specified statements in the Company's registration statement, were dismissed without prejudice. Pursuant to a stipulation of the parties, the Court provisionally agreed to treat the remaining claims as class claims.

     After the close of discovery, plaintiffs moved for leave to amend their complaint to add allegations with respect to an additional claimed omission in the registration statement. Shortly thereafter, the Company moved for summary judgment seeking dismissal of the complaint. Following a hearing on July 31, 1996, the Court entered an Order (i) denying plaintiffs' motion to amend the complaint and (ii) granting the Company's (and the other defendants') motion for summary judgment, and on August 9, 1996 the Court entered final judgment dismissing the action. Plaintiffs have moved for reconsideration of the grant of summary judgment against them. They also have a right of appeal to the United States Court of Appeals for the Ninth Circuit.

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

16.  SEGMENT INFORMATION

     The Company operates in one principal industry segment: the design, development, manufacturing and distribution of a variety of non-gambling casino-theme and non casino-theme games. Geographic financial information is as follows:

                                                     Nine            Nine
                                                    Months          Months
                                                     Ended           Ended
                                                    July 31,        July 31,
                                                      1996           1995
                                                    -------        -------
                                                  (unaudited)    (unaudited)
     Net sales:
         United States                              $18,192        $36,124
         PRC and Hong Kong                            6,767          1,380
                                                    -------        -------
                                                    $24,959        $37,504
                                                    =======        =======
     Operating Loss:
         United States                              $(1,386)       $(2,382)
         PRC and Hong Kong                             (328)          (238)
                                                    -------        -------
                                                    $(1,714)       $(2,620)
                                                    =======        =======
     Identifiable assets:
         United States                              $14,209        $29,683
         PRC and Hong Kong                           26,026         45,437
                                                    -------        -------
                                                    $40,235        $75,120
                                                    =======        =======

     A significant portion of PRC and Hong Kong net sales in the nine months ended July 31, 1996 were export sales to the United States.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
         ---------------------------------------------------------------

     The following discussion should be read in conjunction with the attached financial statements and notes thereto, and with the audited financial statements, accounting policies and notes included in the Company's Annual Report to Shareholders for the fiscal year ended October 31, 1995, and in the Company's Annual Report on Form 20-F for such fiscal year as filed with the United States Securities and Exchange Commission.

RESULTS OF OPERATIONS -- QUARTER ENDED JULY 31, 1996
COMPARED TO THE QUARTER ENDED JULY 31, 1995
- ----------------------------------------------------

     Net sales for the quarter ended July 31, 1996 of $12.0 million decreased 5% from $12.7 million for the same quarter in 1995. Unit sales increased 25% during the third quarter 1996 over the third quarter 1995 from 2 million units in 1995 to 2.5 million units in 1996. New products included four new Radica games, King Pin Bowling; Hearts; Gin Rummy and Bass Fishin', as well as one new Monte Carlo game, Solitaire and three new electronic original equipment manufacture ("O.E.M.") games for Milton Bradley, Hangman(TM); Connect Four(TM) and Battleship(TM). Sales of non casino-theme games accounted for 28% of net sales, sales of O.E.M. product accounted for 34% of net sales and sales of casino-theme games accounted for 38% of net sales. Of the casino-theme games, handheld games accounted for 87% of net sales, down from 89% in the third quarter of 1995. The third quarter decrease in net sales is due to the sale of promotional products at lower prices to reduce inventory levels offset by sales of new product lines.

     Gross profit for the third quarter of 1996 was $3.2 million as compared to $3.3 million for the third quarter of 1995, a decrease of $0.1 million. The gross margin for the third quarter of 1996 of 26.3% has increased from 25.8% for the same quarter in 1995. This increase is due primarily to sale of new higher margin product lines offset by sales of promotional products to reduce inventories of casino-theme games and lower margin O.E.M. sales.

     Operating income from continuing operations for the third quarter of 1996 was $0.5 million, up $3.0 million from the operating loss of $2.5 million in the same quarter in 1995. Operating expenses decreased to $2.6 million from $5.7 million in the third quarter of fiscal 1995. This decrease was primarily due to decreased commissions (as a result of lower sales and a new commission structure) and the benefits of the Company's cost cutting program. Commissions decreased 55% to $239,000 from $536,000 in the third quarter of 1995; indirect salaries and wages decreased 41% to $1.0 million from $1.7 million; advertising and promotion expenses decreased 32% to $287,000 from $419,000 and research and development expenses decreased 20% to $477,000 from $595,000.

     After-tax income from continuing operations for the third quarter of 1996 was $0.7 million, up from net loss of $1.9 million in the third quarter of 1995. The earnings per common share before discontinued operations in the third quarter of 1996 was $0.03 as compared to net loss per common share of $0.08 for the third quarter of 1995.

     Net loss for the third quarter of 1996 after discontinued operations was $0.8 million, giving a net loss per share of $0.04 for the quarter.

CAPITAL RESOURCES AND LIQUIDITY
- -------------------------------

     Cash and cash equivalents totaled $5.0 million at July 31, 1996, down $2.8 million from year-end 1995. Working capital at July 31, 1996 was $14.3 million, a $1.6 million decrease from working capital of $15.9 million at October 31, 1995. The ratio of current assets to current liabilities increased to 2.13 at July 31, 1996 from 1.67 at October 31, 1995. The increase in the current ratio is due to repayment of short-term debt.

     Inventories at July 31, 1996 totaled $13.7 million compared to $16.5 million at October 31, 1995. This decrease is due mainly to the inventory reduction program, offset by purchases of raw materials for the peak production season.

     Short-term borrowings of $5.3 million at July 31, 1996 were down from $14.0 million at October 31, 1995. This decrease is due primarily to repayment of credit lines used for the purchase of raw materials for the manufacturing operation and repayment of overdraft facilities.

     The Company believes that its existing cash and cash equivalents and cash generated from operations are sufficient to satisfy its current anticipated working capital needs.

                          PART II -- OTHER INFORMATION
                          ----------------------------


Item 1. Legal Proceedings
- -------------------------

        See Note 15 of Notes to Financial Statements, included herein.


Item 2. Changes in Securities
- -----------------------------

        None.


Item 3. Defaults Upon Senior Securities
- ---------------------------------------

        None.


Item 4. Submission of Matters to a Vote of Security Holders
- -----------------------------------------------------------

        None.


Item 5. Other Information
- -------------------------

        None.


Item 6. Exhibits and Reports on Form 8-K
- ----------------------------------------
        (a) Exhibits
            None.
        (b) Reports on Form 8-K
            None.

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                             RADICA GAMES LIMITED
                                                 (Registrant)




Date:  September 10, 1996                    By: /s/ David C.W. Howell
                                             -------------------------
                                                 David C.W. Howell
                                                 Chief Financial Officer

                              RADICA GAMES LIMITED

                              RADICA GAMES LIMITED
                               REPORTS PROFIT FOR
                      THE THIRD QUARTER ENDED JULY 31, 1996

FOR IMMEDIATE RELEASE               CONTACT:  JON N. BENGTSON
September 9, 1996                             (RENO, NEVADA)
                                              (702) 829 8643

                                              DAVID C.W. HOWELL
                                              (HONG KONG)
                                              (852) 2693 2238

(Hong Kong) Radica Games Limited (NASDAQ RADAF) reported today net sales of $12.0 million, a 5% decline from $12.7 million for the third quarter of 1995. After tax profit from continuing operations for the third quarter (before accounting for the discontinued Pub Poker operations) was $0.7 million, up from net loss of $1.9 million in the third quarter of 1995. Net loss for the third quarter of 1996 after discontinued operations was $0.8 million. The earnings per common share from continuing operations was $0.03 in the third quarter of 1996 compared to a net loss per common share of $0.08 for the third quarter of 1995.

The third quarter decrease in net sales resulted primarily from lower promotional product pricing as part of the inventory reduction program offset by sales of new product lines.

Gross profit for the third quarter of fiscal 1996 decreased 3.3% to $3.2 million from $3.3 million for the third quarter of fiscal 1995. The gross margin for the third quarter was 26.3% compared to 25.8% for the same quarter last year and 4.7% in the second quarter of fiscal 1996.

The increase in gross margin was due to the sale of new non casino-theme product at higher margins offset by continued sales of promotional casino-theme product at low margins and lower margin O.E.M. production for the Hasbro Games Group.

Operating income for the third quarter of 1996 before accounting for cessation of Pub Poker business was $0.5 million compared to an operating loss of $2.5 million for the same quarter last year. Operating expenses decreased 54% to $2.6 million in the third quarter of fiscal 1996 from $5.7 million in the third quarter of fiscal 1995. The decrease was primarily due to reduced commissions (as a result of lower sales and the new commission structure) and the benefits of the Company's cost-cutting program. Commissions for the third quarter of fiscal 1996 decreased 55% to $239,000 from $536,000 in the third quarter of fiscal 1995; indirect salaries and wages decreased 41% to $1.0 million from $1.7 million; advertising and promotion expenses decreased 32% to $287,000 from $419,000 and research and development expenses decreased 20% to $477,000 from $595,000.

                             Comparison of Expenses
                               Q3 1995 to Q3 1996
                                  ($ millions)

                                           (Set forth in bar chart)

                                            Q3 1995                    Q3 1996
                                            -------                    -------

Sales Commissions                           0.54                         0.24

Salaries                                    1.70                         1.00

Advertising Expenses                        0.42                         0.29

Research & Development                      0.60                         0.48


"As we approach Q4, traditionally our strongest quarter, we look forward to further successes generated by strong sell through of our new product lines. Our non casino-theme lines are expected to be expanded in 1997 from the current 11 models to more than 20," said Mr. Bob Davids, President and CEO

"We are now starting to see the effects of sales of non casino-theme product combined with the results of our cost-cutting program. We are very pleased with the sales of Bass-Fishin', Golf and Solitaire and our O.E.M. relationship with the Hasbro Games Group continues to flourish with over two million games being produced for them during fiscal 1996. We expect to see an increase in O.E.M. business in 1997," said Davids.

"We are delighted that the Class Action lawsuit against the Company, which had been pending since July 1994, has been dismissed by the District Court. Although the dismissal is still subject to appeal or reconsideration, we are hopeful that we can put this matter behind us and focus fully on the future of Radica," said Davids in response to the granting of a motion for summary judgment in favor of the Company by United States District Court Judge David Alan Ezra.

Mr. Davids stated that during the third quarter, the Company had made the decision to close its Pub Poker operations due to the poor response from the market.


                  The foregoing discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projected results as a result of various factors including those set forth in the Company's Annual Report on Form 20-F for the fiscal year ended October 31, 1995, as filed with the Securities and Exchange Commission. In particular, see "Item 1. Description of Business -- Risk Factors" in such report on Form 20-F.


                                                   -- END --

                              RADICA GAMES LIMITED
                           CONSOLIDATED BALANCE SHEETS

                                     ASSETS

(US Dollars in thousands except share data)      JUL. 31,            OCT. 31,
                                                 ----------------------------
                                                  1996                1995
                                                 -------             -------
                                               (unaudited)
                                                  $                   $
CURRENT ASSETS:

Cash and cash equivalents                          5,004               7,757
Short-term investments                                76               3,228
Accounts receivable, net of allowances
  for accounts of $553 and $1,572 in 1996
  and 1995 and estimated customer returns
  of $285 and $1,790 in 1996 and 1995              7,637              10,242
Inventories, net of provision of $11,472
  in 1996 and $11,873 in 1995                     13,663              16,472
Prepaid expenses and other current assets            549                 531
Income taxes receivable                             --                 1,306
                                                 -------             -------

       Total current assets                       26,929              39,536

PROPERTY, PLANT AND EQUIPMENT, NET                13,277              14,468

DEFERRED INCOME TAXES                                 29                  29

OTHER ASSETS                                        --                    21
                                                 -------             -------

       Total assets                               40,235              54,054
                                                 =======             =======


                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:

Short-term borrowings                              5,289              13,970
Current portion of long-term debt                    235                 371
Accounts payable                                   3,978               3,006
Accrued payroll and employee benefits                165                 241
Accrued expenses                                   2,977               6,070
Income taxes payable/receivable                       17                --
                                                 -------             -------
       Total current liabilities                  12,661              23,658
                                                 -------             -------
LONG-TERM DEBT                                         5                  99
                                                 -------             -------
STOCKHOLDERS' EQUITY
Common stock
  par value $0.01 each, 100,000,000 shares
  authorised, 20,680,000 shares outstanding
  (22,780,000 at 31st October 1995)                  207                 228
Additional paid-in capital                        28,371              28,328
Retained (deficit)/earnings                       (1,030)              1,720
Cumulative translation adjustment                     21                  21
                                                 -------             -------

                                                 -------             -------

       Total stockholders' equity                 27,569              30,297
  Total liabilities and stockholders' equity      40,235              54,054
                                                 =======             =======

                              RADICA GAMES LIMITED
                      CONSOLIDATED STATEMENTS OF OPERATIONS

(US Dollars in thousands,                                  THREE MONTHS ENDED                     NINE MONTHS ENDED
 except per share data)                                         JUL. 31,                              JUL. 31,
                                                    -----------------------------         -----------------------------
                                                       1996              1995                1996              1995
                                                    -----------       -----------         -----------       -----------
                                                    (unaudited)       (unaudited)         (unaudited)       (unaudited)
REVENUES:                                                 $                 $                   $                 $
   Net sales                                            11,989            12,662              24,959            37,504
   Cost of sales                                        (8,836)           (9,401)            (18,747)          (23,338)
                                                    ----------        ----------          ----------        ----------
   Gross profit                                          3,153             3,261               6,212            14,166
                                                    ----------        ----------          ----------        ----------

   OPERATING EXPENSES:
   Selling, general and administrative expenses         (2,135)           (5,123)             (6,646)          (15,070)
   Research and development                               (477)             (595)             (1,280)           (1,716)
                                                    ----------        ----------          ----------        ----------
   Total operating expenses                             (2,612)           (5,718)             (7,926)          (16,786)
                                                    ----------        ----------          ----------        ----------

   OPERATING INCOME/(LOSS) FROM
     CONTINUING OPERATIONS                                 541            (2,457)             (1,714)           (2,620)

   NET INTEREST INCOME/(EXPENSE)                            23              (129)               (124)             (404)
                                                    ----------        ----------          ----------        ----------

   INCOME/(LOSS) FROM CONTINUING
     OPERATIONS BEFORE INCOME TAXES
     AND UNUSUAL ITEM                                      564            (2,586)             (1,838)           (3,024)

   UNUSUAL ITEM                                           --                --                   709              --
                                                    ----------        ----------          ----------        ----------

   INCOME/(LOSS) FROM CONTINUING
     OPERATIONS BEFORE INCOME TAXES                        564            (2,586)             (1,129)           (3,024)

   INCOME TAXES                                            104               713                  91             1,035
                                                    ----------        ----------          ----------        ----------

   INCOME/(LOSS) FROM CONTINUING
     OPERATIONS AFTER INCOME TAXES                         668            (1,873)             (1,038)           (1,989)
                                                    ----------        ----------          ----------        ----------

   DISCONTINUED OPERATIONS:
     LOSS FROM OPERATION OF PUB POKER
     BUSINESS                                              (38)              (34)               (256)             (142)

     PROVISION FOR ESTIMATED
     LOSSES DURING PHASE-OUT PERIOD                     (1,456)             --                (1,456)             --
                                                    ----------        ----------          ----------        ----------

   NET LOSS                                               (826)           (1,907)             (2,750)           (2,131)
                                                    ==========        ==========          ==========        ==========

   EARNINGS/(LOSS) PER SHARE FROM
     CONTINUING OPERATIONS                                0.03             (0.08)              (0.05)            (0.09)

   NET LOSS PER SHARE                                    (0.04)            (0.08)              (0.13)            (0.09)

   AVERAGE NUMBER OF
     SHARES OUTSTANDING                              20,680,00         22,780,00           21,691,67         22,780,00
                                                    ==========        ==========          ==========        ==========


          See accompanying notes to the consolidated financial statements.

                              Sullivan & Cromwell
                            444 South Flower Street
                       Los Angeles, California 90071-2901
                            Telephone: (213) 955-8000
                            Facsimile: (213) 683-0457
                                       (213) 955-4513


                                                              September 12, 1996



VIA EDGAR

Securities and Exchange Commission,
   450 Fifth Street, N.W.,
      Washington, D.C.  20549.

        Re: Radica Games Limited Report on Form 6-K
            (Registration No. 0-23696)

Ladies and Gentlemen:

     On behalf of Radica Games Limited, a company incorporated in Bermuda (the "Company"), we attach for furnishing to the Securities and Exchange Commission the Company's report on Form 6-K (the "Form 6-K"),

     Should you have any questions or comments relating to the Form 6-K, please do not hesitate to call the undersigned at (213) 955-8037 or, in my absence, Julius Christensen at (213) 955-8082.

                                                               Very truly yours,



                                                         /s/ Frank H. Golay, Jr.
                                                             Frank H. Golay, Jr.

(Attachments)

cc:  Jon Bengtson
     (Radica Games Limited)